1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2024
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 28, 2024	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

Adjustment to Cash Dividend Per Share

TSMC Board of Directors on February 6, 2024 approved to distribute NT$90,762,248,472 as cash dividend (NT$3.50 per common share) for the fourth quarter of 2023, and the dividend will be paid on July 11, 2024. As a result of the reclaiming unvested 2021 restricted stock awards and unvested 2022 restricted stock awards and the issuance of 2023 restricted stock awards during the period between the day the Company's board approved said dividend distribution, and the record date of the distribution, the number of common shares outstanding has changed slightly, resulting in a miniscule difference in the per-share dividends from the per-share amount approved by the Company's board. The cash dividend for the fourth quarter of 2023 is hereby adjusted to NT$ 3.49978969 per common share.